EXHIBIT 5

RECONCILIATION OF BORROWINGS

		First Half 2007
(€ in millions, unaudited)	September 30, 2006	Increase		Decrease		March 31, 2007

CDC senior loans	242.5	-		-		242.5
CDC subordinated loans	738.4	21.2	(1)	-		759.6
Credit facility – Phase IA	264.9	1.3		-		266.2
Credit facility – Phase IB	116.8	0.5		-		117.3
Partner advances – Phase IA	304.9	-		-		304.9
Partner advances – Phase IB	92.6	0.1		-		92.7
TWDC loans	179.9	29.0	(2)	-		208.9
Capitalized lease obligation	0.6	-		(0.3)	(3)	0.3

Sub-total long term	1,940.6	52.1		(0.3)	(3)	1,992.4

Capitalized lease obligation	0.7	0.3	(3)	(0.3)		0.7

Sub-total short term	0.7	0.3	(3)	(0.3)		0.7

Total borrowings	1,941.3	52.4		(0.6)		1,993.1

(1)	Increase primarily related to fiscal year 2006 conditional deferral of interest.
(2)	Increase primarily related First Half royalties and management fees unconditional deferral and deferred interest.
(3)	Transfers from long term to short term.